U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

NORTHSTAR AEROSPACE (CANADA) INC.

105 Bedford Road
Toronto, Ontario
Canada M5R 2K4

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                    .

NORTHSTAR AEROSPACE REPORTS INCREASED PROFITABILITY FROM ITS MILITARY OPERATIONS

REPORT TO SHAREHOLDERS – FIRST QUARTER FINANCIAL RESULTS

TORONTO, May 22, 2003 - Northstar Aerospace today reported earnings from continuing operations for the first quarter ending March 31, 2003 of $2.7 million or $.09 per share compared to $2.1 million or $0.07 per share in the prior year period. Net earnings for the quarter, after discontinued operations were a loss of $6.8 million or $0.24 per share compared to a profit of $0.8 million or $.03 per share in the prior year period.

Revenue from continuing operations totaled $47.2 million in the first quarter compared to $43.5 million in the prior year, representing an increase of 8.5%.

EBIT margin for continuing operations was 13.8% for the first quarter compared to 11.9% in the prior year. Improvements can be attributed to improved results from military activities and controlled administrative costs.

Earnings from continuing operations for the first quarter totaled $2.7 million ($.09 per share) compared to $2.1 million ($.07 per share) in the prior year. Net earnings, after discontinued operations were a loss of $0.24 per share compared to net income of $.03 per share in the prior year.

Northstar completed a significant capital restructuring of its pump investments on March 31, 2003 and as a result recorded a loss of $9.5 million in the quarter. The loss represents the balance of the cumulative translation account, which was previously recorded as a separate component of shareholders’ equity. For the quarter ended March 31, 2003, shareholders’ equity increased $0.4 million.

A more detailed discussion of the first quarter is contained in the Management Discussion and Analysis including comments on the comparability of results between the current and prior year. This is attached to the Interim Consolidated Financial Statement for the quarter ended March 31, 2003.

Commenting on these results, President and Chief Executive Officer Mark Emery stated:

“I was comfortable with our first quarter results. After adjusting for comparability between periods we showed large increases in continuing operations profitability over the first quarter of 2002. Our military programs continue to turn in strong revenues and improved margins. Productivity improvements and increased plant utilization have been major factors in our ongoing success. Our commercial aerospace manufacturing activities continue to be negatively impacted by the downturn in their markets. We do not expect to realize improvements in our commercial aerospace activities in the short term.

We anticipate the balance of 2003 to show continued favourable performance on military activities and ongoing softening on the commercial side. Military related activities are anticipated to comprise over 65% of our 2003 revenues.

The higher Canadian dollar relative to its US counterpart has negatively affected us in the first quarter and will negatively impact our 2003 results.

While the commercial aviation portion of our business continues to be adversely affected by soft industry demand, we continue to believe that these businesses reflect significant longer-term opportunities. Northstar is well positioned to balance both military and commercial applications for superior longer-term performance under a variety of economic conditions.

At March 31, 2003 the released backlog was $218 million, compared to $238 million at December 31, 2002”.

Forward Looking Statements

This report includes “forward-looking statements” that are subject to risk and uncertainty. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, projected revenues, objectives of management for future operations, and certain other items discussed above may be or include forward-looking statements. There is uncertainty over the impact of the September 11, 2001 terrorist attacks and the declining North American economy on the Company’s revenues and earnings for 2002 and beyond. There is also uncertainty as a result of the extend and duration of a downturn in the commercial aerospace market, the impact of lower world wide commercial passenger air travel, air freight traffic and the impact of the level of future U.S. military expenditures. Forward-looking information contained herein is based upon a number of assumptions regarding the Canadian, U.S. and global economic environment and local and foreign government policies and actions. Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, Canadian, U.S. and foreign government activities, volatility of the market for the Company’s products and services, worldwide political stability, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, domestic and international economic conditions, and other political and economic risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements’), are included in the Company’s Annual Report for the Year Ended December 31, 2001 - Management’s Discussion and Analysis - Risks and Uncertainties, and in Form 20F under the heading of Risks and Uncertainties. All information contained in this report and subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

Non-GAAP Measure

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation, amortization and write off of deferred development costs.

The Company has included information concerning EBITDA because it believes certain investors use this measure as a means of measuring continuing financial performance. EBITDA is not a measure of financial performance under Canadian or American generally accepted accounting principles (“GAAP”). As well, this measure has no standardized meaning prescribed under GAAP and may not be comparable to similarly titled measures used by other companies. This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

Donald K. Jackson

Chairman

Consolidated Balance Sheets

As at March 31

(in thousands of Canadian dollars)

UNAUDITED

	March 31 2003	December 31 2002
ASSETS

Current
Cash	$—	$2,450
Accounts receivable	23,412	21,864
Inventories	90,846	86,844
Other current assets	6,732	4,544
Discontinued operations (note 3)	—	27,201
Total current assets	120,990	142,903

Property, plant and equipment	56,174	58,490
Goodwill, net	6,223	6,692
Other long-term assets (note 2b)	6,580	14,006

Total assets	$189,967	$222,091

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Bank indebtedness	$6,336	$—
Accounts payable and accrued liabilities	30,058	29,959
Current portion of long-term debt	780	722
Discontinued operations (note 3)	—	25,730
Total current liabilities	37,174	56,411

Long-term debt	93,429	100,243
Other long-term liabilities (note 2c)	13,945	22,719

Total liabilities	144,548	179,373

Shareholders’ equity	45,419	42,718

Total liabilities and shareholders’ equity	$189,967	$222,091

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the quarter ended March 31

(in thousands of Canadian dollars)

UNAUDITED

	2003	2002

Deficit – beginning of period as previously reported	$(96,819)	$(95,066)

Change in accounting policy – foreign currency translation	—	(2,357)

Deficit – beginning of period as restated	(96,819)	(97,423)

Net income (loss) for the period	(6,806)	785

Deficit – end of period	(103,625)	(96,638)

Capital stock	152,659	152,625
Currency Translation Adjustment – continuing operations	(3,615)	(3,581)
Currency Translation Adjustment – discontinued operations (note 4)	—	(7,429)

Total shareholders’ equity	$45,419	$44,977

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Operations

For the quarter ended March 31

(in thousands of Canadian dollars except per share amounts)

UNAUDITED

	2003	2002

REVENUE	$47,158	$43,455

Cost of sales and expenses
Cost of sales	33,519	32,251
Selling, general and administration	5,016	4,053
Foreign exchange loss	41	64
Depreciation and amortization	2,053	1,926
Interest, net	2,779	2,804

Income from continuing operations before income taxes	3,750	2,357
Income tax expense	1,032	265

Income from continuing operations	2,718	2,092
Discontinued operations (note 3)	(9,524)	(1,307)

Net income (loss) for the period	$(6,806)	$785

Income (loss) per common share (note 3d)

Basic
Continuing operations	0.09	0.07
Discontinued operations	(0.33)	(0.04)
Net income per common share - Basic	(0.24)	0.03

Diluted
Continuing operations	0.09	0.07
Discontinued operations	(0.31)	(0.04)
Net income per common share - Diluted	(0.22)	0.03

Weighted average number of shares
Basic	28,848,430	28,833,318
Diluted	30,280,006	29,897,202

To be read in conjunction with notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows

For the quarter ended March 31

(in thousands of Canadian dollars)

UNAUDITED

	2003	2002
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income from continuing operations	$2,718	$2,092
Items not affecting cash:
Depreciation and amortization	2,053	1,926
Post retirement benefits	64	102
Foreign exchange losses	41	64
Future income taxes	793	216
	5,669	4,400
Net change in non-cash working capital balances related to continuing operations (note 2a)	(9,089)	(1,436)
	(3,420)	2,964
Discontinued operations	—	(277)
Cash provided by (used for) operating activities	$(3,420)	$2,687

INVESTING ACTIVITIES
Capital expenditures	(2,132)	(660)
Decrease (increase) in long-term assets	(77)	(148)
Increase in marketable securities	(2,378)	—
Discontinued operations	(300)	139
Cash used for investing activities	(4,887)	(669)

FINANCING ACTIVITIES
Common shares issued	17	—
Long-term debt repayments	(119)	(170)
Increase (decrease) in bank indebtedness	5,977	(1,696)
Increase in other long term liabilities	(18)	(290)
Discontinued operations	—	138
Cash provided by (used for) financing activities	5,857	(2,018)

Increase (decrease) in cash during the period	(2,450)	—
Cash at beginning of period	2,450	—
Cash at end of period	$—	$—

To be read in conjunction with notes to interim consolidated financial statements.

Notes to Consolidated Interim Financial Statements

For the Quarter ended March 31

(in thousands of Canadian dollar)

UNAUDITED

1.              SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) on a basis consistent with those in the most recent audited consolidated financial statements. These unaudited consolidated financial statements do not contain all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2002 annual report.

2.              SUPPLEMENTARY INFORMATION

a)              Details of changes in non-cash working capital items related to continuing operations as follows:

	Three Months Ended March 31
	2003	2002

Cash provided by (used for):
Accounts receivable	$(2,475)	$6,531
Inventories	(8,437)	(4,738)
Other current assets	79	270
Accounts payable and accrued liabilities	1,744	(3,499)
Cash provided by (used for), net	$(9,089)	$(1,436)

b)              Other long term assets comprise the following:

	March 31 2003	December 31 2002

Debt issue costs net of amortization of $3,970 (2002-$3,800)	$1,378	$1,548
Future income tax asset	3,291	4,084
Other	1,911	1,837
Discontinued operations (note 3)	—	6,537
Total other long-term assets	$6,580	$14,006

c)              Other long-term liabilities comprise:

	March 31 2003	December 31 2002

Pensions and post retirement benefits	$10,864	$11,105
Environmental remediation – long-term portion	2,838	3,045
Other	243	261
Discontinued operations (note 3)	—	8,308
Total other long-term liabilities	$13,945	$22,719

d)              Earnings per share

The calculation of earnings per share is based on the weighted average number of shares outstanding of 28,848,430 for 2003 and 28,833,318 for 2002. Diluted earnings per share reflect the dilutive effect of the exercise of options where the grant price was below the average market price for the period ended March 31. The dilutive effect of options for the first quarter of 2003 was 1,431,576 shares and for the first quarter of 2002 was 1,063,884 shares.

3.              DISCONTINUED OPERATIONS

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner. Under the agreement, the Company’s common shares in the pump companies were exchanged for $18,000 non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008.

At December 31, 2002 the Company made a provision to reduce the carrying value of the pump investments to nil given the significant uncertainty about the future of the pump companies.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, as a charge to discontinued operations, the currency translation adjustment included in shareholders’ equity related to discontinued operations, which amounted to $9,524.

4.              SEGMENTED INFORMATION

The continuing operations of the Company relate solely to the aerospace industry and are organized and managed as business segments outlined below:

Defense – The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft, and maintenance, repair and overhaul (“MRO”) services for certain helicopter transmissions.

Commercial – The main products include components for accessory gearboxes and auxiliary power units for engines used in fixed wing aircraft, machining and fabrication services, and MRO services for helicopter engines, and gyroscope inertial navigation systems.

Sector income statement:

		Three Months Ended March 31
		2003	2002

Revenue	Defense	$32,317	$27,527
	Commercial	14,841	15,928
		47,158	43,455

Cost of Sales	Defense	22,367	19,227
	Commercial	11,152	13,024
		33,519	32,251

Selling, general and administration		5,016	4,053
Foreign exchange loss		41	64
Depreciation and amortization		2,053	1,926
Interest, net		2,779	2,804

Income from continuing operations before income taxes		$3,750	$2,357

The same fixed assets of the Company are used for both the Commercial and Defense aerospace manufacturing segments. Accordingly, the identifiable assets, capital and goodwill expenditures cannot be specifically allocated to these segments.

Geographic Information

	Canada		United States		Total
	2003	2002	2003	2002	2003	2002

Revenue	$18,488	$21.039	$28,670	$22,416	$47,158	$43,455

Property, plant and equipment and goodwill	$20,600	$19,958	$41,797	$45,224	$62,397	$65,182

Sales are attributed to geographic location based on the location of the business unit reporting the revenue. Domestic sales to foreign customers totaled approximately $17,965 in the first quarter of 2003 (2002 – $20,002).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE (CANADA) INC.
(Registrant)

Date:	May 27, 2003	By:	/s/ Randal L. Levine
			Name:	Randal L. Levine
			Title:	Vice-President and Chief Financial Officer